FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   __X _           Form 40-F  __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
            Yes  _____                       No  __X__

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
            Yes  _____                       No  __X__

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  _____                       No  __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release
ENDESA TO PAY A FINAL DIVIDEND OF EURO
2.095 PER SHARE ON MONDAY

•	In total, shareholders will have received a total of Euro 2.54 billion in dividends against 2005 results, i.e. 80% of the consolidated net profit.

•	ENDESA plans to pay a dividend of at least Euro 1.6 per share out of 2006 profit, pending approval at the General Shareholders’ Meeting.

New York, June 30th, 2006.- ENDESA (NYSE:ELE) will pay a final dividend against 2005 results on July 3rd, 2006. The payment of a gross Euro 2.095 per share was approved at the General Shareholders’ Meeting held on February 25th, 2006.

At the beginning of January, the company paid Euro 0.305 per share interim dividend, so the total pay-out to shareholders against 2005 profit will be over Euro 2.54 billion, nearly 80% of the company’s net profit for the year.

This also represents nearly 36% of the amount earmarked for shareholder remuneration; i.e. Euro 7 billion over 2005-2009 period.

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ENDESA plans to pay a dividend of at least Euro 1.6 per share out of 2006 profit, pending approval at the General Shareholders’ Meeting. Of this amount, more than Euro 1.2694 corresponds to the dividend from ordinary activities, marking an increase of more than 12% over 2005, as established in the 2005-2009 Strategic Plan “Endesa, stronger business, greater value”.

For additional information please contact Álvaro Pérez de Lema, North America Investor Relations Office,
telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

By: /s/ Álvaro Pérez de Lema
Dated: June 30th, 2006	Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations